Mail Stop 3561

November 28, 2006

Chad Spooner
Chief Financial Officer
Rafaella Apparel Group, Inc.
1411 Broadway
New York, NY 10018

> **Re: Rafaella Apparel Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 1, 2006**
> **File No. 333-138342**

Dear Mr. Spooner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please add the quantitative and qualitative disclosures about market risk as required by Item 305 of Regulation S-K.

Prospectus Cover Page

2. Please revise your cover page to include only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, please

omit any defined terms and information that is more appropriately discussed in the summary or in the body of the prospectus.

3. Please revise the cover page to disclose the following:

- Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities and

- If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

Information About the Transaction, page 1

4. Please relocate this section, as well as the "Industry and Market Information," "Forward-Looking Statements" and "Trademarks" sections, to follow the risk factors section.

Industry and Market Information, page 1

5. We note your representation that some of the information in the prospectus has not been independently verified and may not be reliable. This language may be interpreted as a disclaimer of the information contained in the filing. Please revise since you are responsible for the entire content of the registration statement.

Prospectus Summary, page 3

6. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Your summary appears lengthy and repeats much of the information fully discussed later in your document. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. We note the first paragraph includes several defined terms. Please avoid the use of defined terms in the summary and revise so that the terms are clear from their context.

Summary Terms of New New Notes, page 7

Ranking and Subordination, page 8

7. Please revise, here and under the descriptions of the new notes and other indebtedness, to clarify the ranking of the new notes and guarantees. We note that

on page 15 you state that the new notes and guarantees are effectively subordinated to your senior revolving credit facility and capital leases.

Risk Factors, page 13

8. Some of your risk factors appear overly lengthy and should be shortened to concisely disclose the material risk. For example, we note the following risk factors:

    - The proceeds from the sale of the collateral securing…, page 14;
    - Federal and state laws allow courts…, page 16; and
    - We cannot predict how import restrictions…, page 25.

9. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

    - Our revenues and profits are sensitive to consumer confidence…, page 24;
    - Fluctuations in the price, availability and quality of fabrics…, page 24;
    - Natural disasters could adversely affect our business…, page 27; and
    - Terrorist attacks and other acts of violence or war…, page 27.

    If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

10. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "business," "operating results," "financial condition" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

We may not be able to satisfy our obligations to holders of the New Notes…, page 17

11. We note that you state that there is no clearly articulated standard as to when a change of control would be triggered. Please revise to discuss the effects of the uncertainty on the ability of a preferred shareholder or debt holder to determine when a change of control has occurred.

Risks Related to the Exchange Offer, page 19

Some holder that exchange their Old Notes may be deemed to be underwriters…, page 19

12. Please revise to clarify the types of holders to which you are referring.

Our success depends in part on the efforts of our management team, page 21

13. Please note that each risk factor should disclose a separate material risk. This risk factor appears to discuss two risks. The first paragraph appears to discuss the risk that new management may not be effectively integrated with your senior management and may not be able to successfully execute your strategies. The second paragraph appears to discuss the risk of losing the services of your management team and your inability to attract and retain other qualified personnel. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results…, page 33

Results of Operations, page 39

Year ended June 30, 2006 compared to combined year ended June 30, 2005, page 39

14. Please quantify the increase in customer allowances, the decrease in sales volume and the increase in average revenue per unit. In this regard, to the extent material, please also quantify the impact on sales resulting from Federated's acquisition of May Co. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Contractual Cash Obligations, page 44

15. We note that you utilize individual purchase orders specifying the price, quantity and design specifications of merchandise to be produced by your manufacturers. Please tell us whether your purchase orders represent purchase obligations as defined in Item 303(a)(5) of Regulation S-K. If so, please include the obligations in the table.

The Exchange Offer, page 46

Terms of the Exchange Offer, page 46

16. We note the disclosure indicating that you will "[p]romptly deliver the New Notes upon consummation of the exchange offer or return the Old Notes if the exchange offer is withdrawn." You further state that if "[a]ny tendered Old Notes are not accepted for exchange…those unaccepted Old Notes will be returned…as promptly as practicable after the expiration date." Rule 14e-1(c) requires that you exchange

the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Expiration Date; Extensions; Amendment, page 48

17. Please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

18. We note your disclosure that in order to extend the expiration date, you will notify the exchange agent by oral or written notice and issue a public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), the notice must disclose the number of securities tendered as of the date of the notice. Please confirm for us that the notice will disclose the number of securities tendered as of that date if you extend your offering.

Conditions, page 52

19. We note that you may determine in your "reasonable discretion" whether the conditions have occurred or are satisfied.   Please revise to include an objective standard for the determination of whether a condition has been satisfied.

20. We note your reservation of the right to amend the terms of the exchange offer. In this regard, we note your disclosure that depending upon the significance of the amendment, you "[m]ay extend the exchange offer if it otherwise would expire during the extension period." Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Business, page 55

Business Strengths, page 55

21. We note your disclosure throughout this section indicating your "beliefs" regarding you and your business operations. For example, you state that that you believe that your products "[o]ffer a superior fit that is consistent across lines and from season to season, and this is an important contributor to brand loyalty by consumers." Please disclose the bases for your beliefs throughout this section. Further, for balance, please also disclose any material weaknesses in your business operations.

Compensation of Executive Officers, page 66

22. Please include the full disclosure required by Item 402 of Regulation S-K, including the Option/SAR Grants Table, as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 71

23. Please disclose the date used in calculating the beneficial ownership information and the total number of shares outstanding. In addition, please include RSW in the beneficial ownership table.

Description of Certain Indebtedness, page 75

Senior Revolving Credit Facility, page 75

24. Please confirm whether you and your subsidiary are currently in compliance with the covenants in the senior revolving credit facility.

Certain Definitions, page 114

25. We note that you have included a long list of the definitions used in the indenture. Please revise to avoid the use of a glossary since the terms used in the prospectus should be clear from their context or defined the first time they are used.

Financial Statements

26. Please update the financial statements included in the filing to include financial statements for the interim period ending September 30, 2006 prepared in accordance with Article 10 of Regulation S-X. Please refer to Rule 3-12 of Regulation S-X.

27. Please ensure that the next amendment filed on EDGAR includes the lines between the Predecessor and Successor financial statements and tables in the notes. In this regard, the initial filing on EDGAR did not reflect the lines that were included in the courtesy copies provided to us.

Notes to Consolidated Financial Statements, page F-10

Note 1. Description of Business and Acquisition

28. Please disclose pro forma information for the year ended June 30, 2004. Refer to paragraph 54 of SFAS 141.

Note 2. Significant Accounting Policies, page F-12

29. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. With the exception of warehousing costs, if you currently exclude a significant portion of these costs from cost of sales, please disclose the amounts of the excluded costs included in selling, general and administrative expenses for each period presented. In addition, please provide cautionary disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations that your gross profit may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross profit, including them instead in operating expense line items.

Advertising, page F-14

30. Please disclose total advertising expense for each period presented. Refer to paragraph 49 of SOP 93-7.

Note 3. Receivables, page F-16

31. Please tell us in detail how you account for factored receivables and why your accounting treatment complies with SFAS 140. In addition, please disclose the significant terms and provisions of your factoring agreement.

Note 8. Senior Secured Notes, page F-19

32. Please tell us when you made the determination that the senior secured notes subject to the repurchase offer should be reclassified and what consideration you gave to accelerating amortization of the debt discount and accreting the redemption premium. Please also tell us the basis for your accounting.

Note 12. Concentration of Credit Risk and major Customers, page F-22

33. Please disclose the total amount of sales to each customer that accounted for 10% or more of consolidated sales for each period presented. Please refer to paragraph 39 of SFAS 131.

Part II. Information Not Required in the Prospectus, page II-1

Undertakings, page II-4

34. Please revise to include the undertakings in Item 512(a)(5)(ii), (a)(6), and (h) of
    Regulation S-K.

*   *   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Staff Attorney, at (202) 551-3338, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly M. Monroe, Esq.
        Schulte Roth & Zabel LLP
        Via Fax: (212) 593-5955